SE 15027575 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 0 1 2015 WASH., D.C. 189 SECTION

SEC FILE NUMBER
8- ~~21242~~

8-33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OAKBRIDGE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 S KIRKWOOD RD - STE 190

(No. and Street)

KIRKWOOD, MO 63122

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HUANG - 314-997-7488

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/3

aB 12/3

OATH OR AFFIRMATION

I, JOHN HUANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAKBRIDGE FINANCIAL SERVICES, INC.., as of SEPTEMBER 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 18, 2016
Commission Number: 12421187

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBRIDGE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

We have audited the accompanying financial statements of OAKBRIDGE FINANCIAL SERVICES, INC., (a Missouri Corporation), which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. OAKBRIDGE FINANCIAL SERVICES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of OAKBRIDGE FINANCIAL SERVICES, INC. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of OAKBRIDGE FINANCIAL SERVICES, INC.'s financial statements. The supplemental information is the responsibility of OAKBRIDGE FINANCIAL SERVICES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2015

CURRENT ASSETS		
Cash and cash equivalents	$	80,326
Cash with clearing organization		5,397
		85,723
OTHER ASSETS		
Restricted cash deposit with clearing broker		50,000
Commission receivable		34,203
Property and equipment, net of accumulated depreciation of $139,370		14,317
TOTAL OTHER ASSETS		98,520
TOTAL ASSETS	$	184,243

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	27,904
Accrued commissions payable		80,902
Accrued payroll liabilities		15,185
Deferred rent liability		5,405
Deposits		10,000
TOTAL LIABILITIES		139,396
STOCKHOLDERS' EQUITY		
Preferred stock - non-convertible, par value $10 Shares authorized 30,000; issued and outstanding 11,166		111,660
Common stock, par value $0.10 Shares authorized 300,000; issued 300,000; outstanding 200,000		30,000
Additional Paid In Capital		290,191
Retained earnings (deficit)		(377,574)
Less treasury stock, 100,000 shares at cost		(9,430)
TOTAL STOCKHOLDERS' EQUITY		44,847
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	184,243

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2015

REVENUE	
Commissions and fees	$ 1,217,283
Other Income	1,681
Rental income	31,920
TOTAL REVENUE	1,250,884
EXPENSES	
Broker commissions	$ 719,659
Clearing expense	63,822
Depreciation	6,520
Dues and Subscriptions	1,604
Insurance and Benefits	21,437
Travel and Entertainment	10,565
Miscellaneous	29,499
Professional fees	61,151
Office expenses	27,611
Registration and licensing	31,565
Rent	82,620
Advertising and promotion	30
Interest expense	38
Fees paid to affiliates	48,645
Acquisition costs	5,000
Salaries and payroll taxes	176,938
TOTAL OPERATING EXPENSES	1,286,704
INCOME BEFORE INCOME TAX PROVISION	(35,820)
Income tax provision	-
NET INCOME	$ (35,820)

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF SEPTEMBER 30, 2015

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2014	**$ 111,660**	**$ 30,000**	**$ 301,191**	**$ (341,754)**	**$ (9,430)**	**$ 91,667**
Capital Contributions	-	-	-	-	-	-
Capital Distributions	-	-	(11,000)	-	-	(11,000)
Net Income	-	-	-	(35,820)	-	(35,820)
Balance at September 30, 2015	**$ 111,660**	**$ 30,000**	**$ 290,191**	**$ (377,574)**	**$ (9,430)**	**$ 44,847**

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

AS OF SEPTEMBER 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (35,820)
Adjustment to reconcile net income to net cash provided(used) by	
Operating Activities	
Depreciation	6,520
(Increase) decrease in operating assets:	
Restricted cash deposit with clearing broker	-
Receivable from clearing brokers	35,992
Increase (decrease) in operating liabilities:	
Accounts payable	24,627
Accrued commissions payable	33,588
Accrued expenses	(2,213)
Net Cash Provided by (Used in) Operating Activities	62,694
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided by (Used in) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholders	(11,000)
Net Cash Provided by (Used in) Financing Activities	(11,000)
Net increase (decrease) in cash	51,694
Cash - beginning of year	34,029
Cash - end of year	$ 85,723

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—OAKBRIDGE FINANCIAL SERVICES, INC. (the Firm) is a registered securities broker-dealer under the Securities Exchange Act of 1034. The Firm was formed in January 1985 and began operations in June 1985. The Firms does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Firm is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA). The Firm's customers are located principally in the St. Louis, Missouri area.

   The Firm (an introducing broker) clears its customer transaction through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Firm a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Firm to maintain a good faith cash deposit of $50,000. Claims against the Firm, not otherwise resolved within 5 day notice to the Firm, may be charge to this deposit account by the clearing broker, upon termination of the agreement will deliver to the Firm the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are a risk, uninsured and un-collateralized.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents, which are not held for sale in the ordinary course of business. The Firm has a clearing broker restricted cash balance of approximately $50,000, with respect to its clearing broker reserve.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm from clearing broker from performing introductory broker-dealer services are based on contracted prices. The Firm considers commissions receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods over the estimated useful lives of three to seven years The Firm's policy is to capitalize all property and equipment purchases over $1,000. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

At September 30, 2015, property and equipment consisted of the following:

Furniture and fixtures	$	54,046
Computer equipment		68,904
Leasehold improvements		30,737
Less: Accumulated depreciation		(139,370)
NET PROPERTY AND EQUIPMENT	$	14,317

Depreciation expense was $6,520 for the year ended September 30, 2015.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit advertising costs of $30 were incurred.

h. Revenue Recognition—Commission on options, securities and other financial products marketed by the Form are recorded gross on notice of the amount from the clearing broker on a settlement date basis.

i. Broker Compensation—Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Firm.

j. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at September 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

k. Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At September 30, 2015 there were receivables of $34,203 and payables of $80,902 accrued.

NOTE 3: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The firm has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended September 30, 2015. The federal and state income tax returns of the Firm prior to the year ended September 2011 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of September 30, 2015, net capital as defined by the rules, equaled $30,530. The ratio of aggregate indebtedness to net capital was 456.59%. Net capital in excess of the minimum required was $16,590.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. None of this amount represents customer funds.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the September 30, 2015 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 9: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended September 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2015, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at September 30, 2015
AS OF SEPTEMBER 30, 2015		
Cash and cash equivalents	$ 80,326	$ 80,326
Cash with clearing organization	5,397	5,397
Restricted cash deposit with clearing broker	50,000	50,000
TOTAL ASSETS	$ 135,723	$ 135,723

NOTE 10: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k) (2) (i) "Special Account for the Exclusive Benefit of Customers" maintained. During the year ended September 30, 2015 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 11: COMMON STOCK

The Firm has two classes of stock, common and preferred that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarized the Firm's stock at September 30, 2015:

	Preferred Stock	Common Stock	Treasury Stock
Authorized Shares	30,000	300,000	NA
Issued Shares	11,166	300,000	NA
Outstanding Shares	11,166	200,000	100,000
Par Value	$ 10.00	$ 0.10	$ 0.10

NOTE 12: LEASE AGREEMENTS

On October 1, 2012 the Firm entered into a new operating lease agreement for office space. The Firm is responsible for utilities, taxes, insurance and routing maintenance. The amount of rent charged to operations was $82,620 for the year ended September 30, 2015.

Minimum future lease payments over the next two years and in the aggregate is as follows at September 30, 2014:

2016	$ 85,152
2017	87,696
TOTAL:	$ 172,848

The Firm subleases a part of its office building to various independent brokers. During the year ended September 30, 2015, the Firm earned sublease income of $31,920, which was netted with broker commission expense. The Firm also entered into a sublease agreement with two owners of the Firm who have guaranteed lease payments up to $3,000 a month for five years beginning September 30, 2012 and ending September 30, 2017.

Minimum future lease payments over the next two years and in the aggregate is as follows at September 30, 2014:

2016	$ 36,000
2017	36,000
TOTAL:	$ 72,000

Certain incentives awarded to the Firm by the landlord in connection with its leased property are netted against the payments received from the subleased office space. The office expense is recorded when paid and sublease income is recorded when received. This method has an immaterial difference in the recognition of rental expense and sublease rental income in comparison with amortizing the income and expense as required by accounting principles generally accepted in the United States of America.

NOTE 13: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

We have audited the financial statements of OAKBRIDGE FINANCIAL SERVICES, INC. as of and for the year ended September 30, 2015, and our report thereon dated NOVEMBER 20, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

OAKBRIDGE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF SEPTEMBER 30, 2015

Total ownership equity from Statement of Financial Condition	$	44,847
less nonallowable assets from Statement of Financial Condition		(14,317)
Net capital before haircuts on securities positions	$	30,530
Haircuts on securities		-
Net Capital	$	30,530
Aggregate Indebtedness		139,396
Net capital required based on aggregate indebtedness (6-2/3%)		9,298
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	25,530
Total aggregate indebtedness	$	139,396
(A) - 10% of total aggreate indebteness	$	13,940
(B) - 120% of minimum net capital requirement	$	6,000
Net Capital less the greater of (A) or (B)	$	16,590
Percentage of Aggregate Indebtedness to Net Capital		456.59%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

In planning and performing our audit of the financial statements of OAKBRIDGE FINANCIAL SERVICES, INC. as of and for the year ended September 30, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered OAKBRIDGE FINANCIAL SERVICES, INC.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of OAKBRIDGE FINANCIAL SERVICES, INC.'s internal control. Accordingly, we do not express an opinion on the effectiveness of OAKBRIDGE FINANCIAL SERVICES, INC. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by OAKBRIDGE FINANCIAL SERVICES, INC., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because OAKBRIDGE FINANCIAL SERVICES, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of OAKBRIDGE FINANCIAL SERVICES, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that OAKBRIDGE FINANCIAL SERVICES, INC.'s practices and procedures, as described in the second paragraph of this report, were adequate at NOVEMBER 20, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the September 30, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to September 30, 2015, which were agreed to by OAKBRIDGE FINANCIAL SERVICES, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating OAKBRIDGE FINANCIAL SERVICES, INC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). OAKBRIDGE FINANCIAL SERVICES, INC.'s management is responsible for OAKBRIDGE FINANCIAL SERVICES, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

EXEMPTION UNDER RULE 15c3-3
September 30, 2015

Oakbrige Financial Services, Inc. CRD#16323 is a $5,000 minimum net capital non-carrying non-clearing broker/dealer and claims an exemption under Rule 15c3-3 (k) (2) (ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis".

We use the clearing firm of RBC Correspondent Services.

We have maintained this exemption throughout the year ended September 30, 2015 without exception.

We have to the best of our knowledge and belief followed all the provision of Rule 15c3-3.

Sincerely,

910 S. Kirkwood Rd., Ste 190, Kirkwood, MO 63122 • Ph: 314-342-9200 •Fax 314-261-9201
www.oakbridgefs.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Danville, Illinois

We have examined OAKBRIDGE FINANCIAL SERVICES, INC.'s statements, included in the accompanying Exemption Report, that (1) OAKBRIDGE FINANCIAL SERVICES, INC.'s internal control over compliance was effective during the most recent fiscal year ended September 30, 2015; (2) OAKBRIDGE FINANCIAL SERVICES, INC.'s internal control over compliance was effective as of September 30, 2015; (3) OAKBRIDGE FINANCIAL SERVICES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of ***NOVEMBER 20, 2015***; and (4) the information used to state that OAKBRIDGE FINANCIAL SERVICES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from OAKBRIDGE FINANCIAL SERVICES, INC.'s books and records. OAKBRIDGE FINANCIAL SERVICES, IN.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing OAKBRIDGE FINANCIAL SERVICES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of OAKBRIDGE FINANCIAL SERVICES, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on OAKBRIDGE FINANCIAL SERVICES, INC.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether OAKBRIDGE FINANCIAL SERVICES, INC.'s internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2015 OAKBRIDGE FINANCIAL SERVICES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015 was derived from OAKBRIDGE FINANCIAL SERVICES, INC.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating OAKBRIDGE FINANCIAL SERVICES, INC.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from OAKBRIDGE FINANCIAL SERVICES, INC.'S books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, OAKBRIDGE FINANCIAL SERVICES, INC.'s statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **9/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033729 FINRA SEP
OAKBRIDGE FINANCIAL SERVICES INC
910 S KIRKWOOD RD STE 190
KIRKWOOD MO 63122-6050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 1,032
B. Less payment made with SIPC-6 filed (**exclude interest**)		(448.08)
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 583.92
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAKBRIDGE FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 28 day of NOVEMBER, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2014**
and ending **9/30/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,218,963
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	/
(2) Net loss from principal transactions in securities in trading accounts.	/
(3) Net loss from principal transactions in commodities in trading accounts.	/
(4) Interest and dividend expense deducted in determining item 2a.	/
(5) Net loss from management of or participation in the underwriting or distribution of securities.	/
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	/
(7) Net loss from securities in investment accounts.	/
Total additions	/
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	740,950
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	63,822
(4) Reimbursements for postage in connection with proxy solicitation.	/
(5) Net gain from securities in investment accounts.	/
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	/
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	/
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	/
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,413	
Enter the greater of line (i) or (ii)	1,413
Total deductions	806,185
2d. SIPC Net Operating Revenues	$ 412,778
2e. General Assessment @ .0025	$ 1,032 (to page 1, line 2.A.)

Oakbridge Financial Services
910 S. Kirkwood Rd. Suite 190
Kirkwood, MO 63122

US BANK
8822 LADUE
ST. LOUIS, MO 63124
4-21/810
4-21/810

10818

11/30/2015

Details on Back.

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **182.82

One Hundred Eighty-Two and 82/100*** DOLLARS

SIPC
805 15th Street NW Suite 800
Washington, DC 20005
Attn: Anne Ramsey

Security Features Included

MEMO
Annual Fee

AUTHORIZED SIGNATURE

⑈010818⑈ ⑆081000210⑆ 152308735751⑈

Oakbridge Financial Services 10818

Securities Investor Protection Corporatio 11/30/2015

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
11/30/2015	Bill		583.92	182.82		182.82
					Check Amount	182.82

US Bank (General Op Annual Fee 182.82

OAKBRIDGE FINANCIAL SERVICES, INC.

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2015

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

OAKBRIDGE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
OAKBRIDGE FINANCIAL SERVICES, INC.
Kirkwood, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments – General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by OAKBRIDGE FINANCIAL SERVICES, INC. (the "Firm") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Firm's management is responsible for the Firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Comparted the listed assessment payments in Form SIPC-7 with respective cash disbursement entries [SIPC-6 and overpayment carryforward] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any, and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting immaterial differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Has we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 20, 2015

OAKBRIDGE FINANCIAL SERVICES, INC.
SCHEDULE OF AGREED-UPON PROCEDURES WITH PROCEDURES AND OBSERVATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2015

AUP ITEM 1: COMPARED THE LISTED ASSESSMENT PAYMENTS IN FORM SIPC-7 WITH RESPECTIVE CASH DISBURSEMENT RECORDS.

Agreed-Upon Procedure:
Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

Our Procedures:
We obtained the Form SIPC-7 completed by the Firm for the period October 1, 2014 to September 30, 2014. We reviewed calculations and inspected signed check for general assessment due.

Observations:
General assessment due was calculated as $1,032. We traced all payments of this assessed amount in various payments, all made payable to SIPC and mailed to SIPC.

AUP ITEM 2: COMPARED THE AMOUNTS REPORTED ON THE AUDITED FORM X-17A-5 FOR THE YEAR ENDED SEPTEMBER 30, 2015, AS APPLICABLE, WITH THE AMOUNTS REPORTED IN FORM SIPC-7 FOR THE YEAR ENDED SEPTEMBER 30, 2015.

Agreed-Upon Procedure:
Compared the AMOUNTS REPORTED ON THE AUDITED Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015.

Our Procedures:
We obtained the audited Form X-17A-5 for the year ended September 30, 2014 and compared the total amounts, as applicable, that were also reported on the Form SIPC-7 for the year ended September 30, 2014.

Observations:
Total revenue reported on audited Form X-17A-5 was $1,218,963 which agrees to the amount reported on the Form SIPC-7 for total revenue. No other amounts on the audited Form X-17A-5 were noted on Form SIPC-7.

AUP ITEM 3: COMPARED ANY ADJUSTMENT REPORTED IN FORM SIPC-7 WITH SUPPORTING SCHEDULES AND WORKING PAPERS.

Agreed-Upon Procedure:
Compared any adjustments reported in Form SIPC-7 with supporting schedule and working papers.

Our Procedures:
We obtained the Form SIPC-7 completed by the Firm for the period October 1, 2014 to September 30, 2015 and reviewed the adjustments reported.

Observations:
Total deduction of $740,950 were reported on Page 2 of the Form SIPC-7 relating to revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. There was a deduction of $63,822 related to commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. There was a decrease of $1,413 which was 40% of margin interest earned on customer's securities accounts. The amounts related to all such items on the audited trial balance was determined to be $806,185.

AUP ITEM 4: PROVED THE ARITHMETICAL ACCURACY OF THE CALCULATIONS REFLECTED IN FORM SIPC-7 AND IN THE RELATED SCHEDULES AND WORKING PAPERS SUPPORTING THE ADJUSTMENTS.

Agreed-Upon Procedure:
Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Our Procedures:
We obtained the Form SIPC-7 and footed the schedule determining the SIPC Net Operating Revenue and recalculated the General Assessment using the approved rate of 0.25%.

Observations:
No exceptions were noted on the arithmetical accuracy of the Form SIPC-7 as filed.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **9/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033729 FINRA SEP
OAKBRIDGE FINANCIAL SERVICES INC
910 S KIRKWOOD RD STE 190
KIRKWOOD MO 63122-6050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,032
   B. Less payment made with SIPC-6 filed (**exclude interest**) (448.08)

   Date Paid

   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 583.92
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAKBRIDGE FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 28 day of NOVEMBER, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2014**
and ending **9/30/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,218,963
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	740,950
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	63,822
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,413	
Enter the greater of line (i) or (ii)	1,413
Total deductions	806,185
2d. SIPC Net Operating Revenues	$ 412,778
2e. General Assessment @ .0025	$ 1,032 (to page 1, line 2.A.)